Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
Consolidated Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities	
Net income	$ 2,773,518
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	7,224
Provision for deferred taxes	(390,924)
Increase in receivables from clearing organizations and insurance companies	(22,530)
Decrease in securities owned	373
Decrease in other assets	1,156,912
Increase in accounts payable and accrued expenses	84,497
Increase in due to Hancock Holding Company	915,498
Net cash provided by operating activities	4,524,568
Cash flows from investing activities	
Purchases of furniture and equipment	(34,988)
Net cash used in investing activities	(34,988)
Cash flows from financing activities	
Dividends paid	(10,000,000)
Net cash used in financing activities	(10,000,000)
Net decrease in cash and cash equivalents	$ (5,510,420)
Cash and cash equivalents, beginning of year	22,890,673
Cash and cash equivalents, end of year	$ 17,380,253
Supplemental disclosure of cash flow information	
Cash paid for income taxes	$ 1,721,472

The accompanying notes are an integral part of these consolidated financial statements.